Exhibit 99.1

MESOBLAST SUCCESSFULLY COMPLETES INSTITUTIONAL ENTITLEMENT OFFER FOR FULLY UNDERWRITTEN A$50.7MILLION CAPITAL RAISE

New York, USA; and Melbourne, Australia; August 29, 2017: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced it had successfully completed the institutional entitlement offer (Institutional Entitlement Offer) for the fully underwritten A$50.7 million capital raising. Proceeds from the fully underwritten Entitlement Offer will be used to fund the Company’s Phase 3 clinical programs, commercial manufacturing and ongoing operations.

Under the accelerated non-renounceable entitlement offer, new fully paid ordinary shares in Mesoblast (New Shares) will be issued at a price of A$1.40 per New Share (Offer Price) on a 1 for 12 pro-rata basis (Entitlement Offer). The New Shares to be issued under the Institutional Entitlement Offer will be issued on September 4, 2017 and are expected to commence trading on the ASX on the same day.

Chief Executive and founder Dr Silviu Itescu said: “Mesoblast is at a pivotal stage in its development, and the newly invested capital will provide the Company with balance sheet flexibility to achieve our near-term corporate objectives. We greatly appreciate the continued support from our global institutional shareholders, and I am pleased to have invested alongside with them.”

Of the A$50.7 million, approximately A$38 million was allocated under the Institutional Entitlement Offer, and approximately A$12.7 million will be allocated in the retail entitlement offer (Retail Entitlement Offer). The Retail Entitlement Offer, at the same Offer Price, will be open to eligible retail shareholders from September 1 through to September 12, 2017.

Retail Entitlement Offer

Retail investors who hold Mesoblast shares as at 7.00pm (AEST) on August 29, 2017 and have a registered address in Australia or New Zealand (Eligible Retail Shareholders) are being offered the opportunity to participate in the Retail Entitlement Offer at the same Offer Price, and at the same offer ratio (of 1 New Share for every 12 existing shares held), as offered under the Institutional Entitlement Offer.  Eligible Retail Shareholders will also have the opportunity to apply for additional New Shares above their entitlement as part of the Retail Entitlement Offer up to a maximum of 100% of their entitlement at the same Offer Price.

Eligible retail shareholders are encouraged to carefully read the Entitlement Offer Booklet for further details relating to the Retail Entitlement Offer. The Entitlement Offer Booklet is to be lodged with the ASX on September 1, 2017, and then despatched to Eligible Retail Shareholders on or around that same day. The Entitlement Offer Booklet and accompanying personalized entitlement and acceptance forms will contain instructions on how to apply. Key dates in relation to the Retail Entitlement Offer are detailed in the Entitlement Offer Booklet.

Shareholder Information

If you have any questions in relation to the Entitlement Offer, please contact the Mesoblast Offer Information Line on 1300 138 914 (if calling from within Australia) and +61 1300 138 914 (if calling from outside Australia).

Further information in relation to the Entitlement Offer described in this announcement can be found in the Investor Presentation lodged with the ASX on August 25, 2017.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

For further information, please contact:

CORPORATE COMMUNICATIONS

Julie Meldrum

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

INVESTOR RELATIONS

Schond Greenway

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Not for release or distribution in the United States

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. In particular, this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the ‘US Securities Act’), or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold, directly or indirectly, within the United States, unless the securities have been registered under the US Securities Act or an exemption from the registration requirements of the US Securities Act is available.

Forward looking statements

This announcement contains certain ‘forward-looking statements’ within the meaning of the securities laws of applicable jurisdictions. Forward-looking statements can generally be identified by the use of forward-looking words such as ‘may,’ ‘should,’ ‘expect,’ ‘anticipate,’ ‘estimate,’ ‘scheduled’ or ‘continue’ or the negative thereof or comparable terminology. Any forecasts or other forward looking statements contained in this announcement are subject to known and unknown risks and uncertainties and may involve significant elements of subjective judgment and assumptions as to future events which may or may not be correct. There are usually differences between forecast and actual results because events and actual circumstances frequently do not occur as forecast and these differences may be material.  None of Mesoblast or any of its subsidiaries, advisors or affiliates (or any of their respective officers, employees or agents) makes any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur and you are cautioned not to place undue reliance on forward-looking statements.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176